                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)


                         CANDLEWOOD HOTEL COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13741M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert S. Morris
                                Managing Partner
                                Olympus Partners
                         Metro Center, One Station Place
                               Stamford, CT 06902
                                 (203) 353-5904
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 13 Pages
                          Exhibit Index is on Page 12

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 13741M 10 8                                         PAGE 2 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       OLYMPUS GROWTH FUND II, L.P.
       06-1406542
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  Number of          1,590,412 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Stock       ----------------------------------------------------------------
Beneficially     8   SHARED VOTING POWER
  Owned By
    Each             16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
 Reporting      ----------------------------------------------------------------
   Person        9   SOLE DISPOSITIVE POWER
    With
                     1,590,412 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 13741M 10 8                                         PAGE 3 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       OLYMPUS EXECUTIVE FUND, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [X]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  Number of          16,076 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
    Stock       ----------------------------------------------------------------
Beneficially     8   SHARED VOTING POWER
  Owned By
    Each             16,661,640 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
 Reporting      ----------------------------------------------------------------
   Person        9   SOLE DISPOSITIVE POWER
    With
                     16,076 SHARES OF COMMON STOCK (SEE ITEMS 2 - 5)
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 1 (this "Amendment") amends that certain Schedule 13D filed on October 23, 1997 by the Reporting Persons (the "Statement"), relating to the Common Stock, par value $.01 per share, of Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer"), effective as of July 10, 1998. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Statement.

        This Amendment is filed by the Reporting Persons to report their increased beneficial ownership in the securities of the Issuer and the execution of and agreement to be bound by the Amended and Restated Stockholders Agreement dated July 10, 1998 by and among the Reporting Persons, the Issuer and the parties listed on Schedule I (the "Restated Stockholders Agreement"). The Restated Stockholders Agreement replaces in its entirety the Stockholders Agreement dated September 22, 1997 by and among the Reporting Persons, the Issuer and the other parties thereto (the "Previous Stockholders Agreement") discussed in, and the subject of, the Statement as originally filed on October 23, 1997. Although all of the parties to the Restated Stockholders Agreement may constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, this Amendment is filed only by the Reporting Persons.

Item 1. SECURITY AND ISSUER.

        Item 1 is hereby amended by the deletion of the first paragraph and the insertion of the following in replacement thereof:

                The title of the classes of equity securities to which this schedule relates are Common Stock, par value $0.01 per share (the "Common Stock"), Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), and warrants ("Warrants") exercisable for Common Stock at the option of the holder. The address of the Issuer is 9342 East Central, Wichita, Kansas 67206.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended by the insertion of the following at the end thereof:

                Pursuant to the Securities Purchase Agreement dated June 30, 1998, OEF acquired 35 shares of Series B Preferred Stock and Warrants to purchase 280 shares of Common Stock on July 13, 1998 for a purchase price of $35,000, and 14 shares of Series B Preferred Stock and Warrants to purchase 112 shares of Common Stock on August 3, 1998 for a purchase price of $14,000.

                Pursuant to the Securities Purchase Agreement dated June 30, 1998, OGFII acquired 3,465 shares of Series B Preferred Stock and Warrants to purchase

        27,720 shares of Common Stock on July 13, 1998 for a purchase price of $3,465,000, and 1,376 shares of Series B Preferred Stock and Warrants to purchase 11,008 shares of Common Stock on August 3, 1998 for a purchase price of $1,376,000.

                Funds in the amount of $4,890,000 necessary for the Reporting Persons' purchases of the Series B Preferred Stock and Warrants were provided by capital contributions of the respective limited partners and general partners of the Reporting Persons.

Item 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by the deletion of the first sentence of the third paragraph and the insertion of the following in replacement thereof:

        In connection with the issuance of the Series A Preferred Stock, the following changes resulted:

        Item 4 is hereby further amended by the insertion of the following after the third paragraph thereof:

                On July 13, 1998 and August 3, 1998, the Issuer sold an aggregate of 42,000 shares of Series B Preferred Stock and warrants to purchase 336,000 shares of Common Stock (the "Series B Warrants") to the parties listed on Schedule II (collectively, the "Series B Preferred Stockholders" and, together with the holders of the Series A Preferred Stock (collectively, the "Series A Preferred Stockholders"), the "Preferred Stockholders") for a purchase price per Series B Preferred Stock of $1,000 and an aggregate purchase price of $42 million (the "Series B Preferred Stock Offering"). The Issuer's charter and bylaws were amended to reflect the change in capitalization and in the structure of the Board of Directors of the Issuer (the "Board"). The Issuer has expressed its intent to use the proceeds from the Series B Preferred Stock Offering to fund the Issuer's national expansion of Candlewood hotels primarily through the development of Issuer-owned Candlewood hotels, and, to a lesser extent, through the Issuer's investment in the development of Candlewood hotels by its franchisees. In connection with the Series B Preferred Stock Offering, the Previous Stockholders Agreement was terminated and the Issuer, the Reporting Persons, certain of the Series A Preferred Stockholder and the Series B Preferred Stockholders entered into the Restated Stockholders Agreement.

                Each share of Preferred Stock is convertible into Common Stock at an initial ratio of approximately 105.26316 Common Stock per Preferred Share, subject to adjustment in the event of certain issuances of securities, or certain dividends, distributions, reclassifications, mergers, sales, consolidations, or other reorganizations. The Preferred Stockholders vote, on an as converted basis, with the holders of Common Stock, as a single class, on the election of the Board. In addition, the holders of Preferred Stock have separate class voting rights with respect to certain transactions as enumerated in the Company's Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof for each of the Series A Preferred Stock and the Series B Preferred Stock filed with the office of the Secretary of State for the State of Delaware on September 22, 1997 and July 13, 1998, respectively (collectively, the "Certificates of Designation"). The Series B Warrants are initially exercisable into shares of Common Stock on a one-for-one basis at an exercise price of $12.00 per share of Common Stock, subject to certain anti-dilution adjustments, and expire on July 10, 2005.

                In connection with the Series B Preferred Stock Offering, the authorized number of members of the Issuer's Board was increased from ten to twelve. The Restated Stockholders Agreement provides that, subject to certain conditions (i) so long as each member of the Series A Purchaser Group (as defined below) holds at least 20% of the Preferred Stock that it originally purchased, OGFII, Desai Capital Management, Inc. ("Desai") and Pecks Management Partners Ltd. ("Pecks") (collectively, the "Series A Purchaser Group") are each entitled to designate a single individual for nomination to stand for election to the Board (for a total of three director nominees selected by the Series A Purchaser Group), and (ii) so long as the Series B Preferred Stockholders hold at least 20% of the Series B Preferred Stock that were purchased in the Series B Preferred Stock Offering, the holders of at least a majority of the Series B Preferred Stock are entitled to designate a single individual for nomination to stand for election to the Board. The Restated Stockholders Agreement also provides that, subject to certain conditions described below, Doubletree Corporation ("Doubletree") (or a permitted transferee) shall be entitled to designate two individuals for nomination to stand for election to the Board, and Jack P. DeBoer ("DeBoer"), Skyler Scott DeBoer, as the Co-Trustee of the Christopher Scott DeBoer Trust dated March 14, 1995 (the "Christopher Trust") and the Alexander John DeBoer Trust dated March 14, 1995 (the "Alexander Trust"), and Warren D. Fix (collectively, the "DeBoer/Fix Holders") (or a permitted transferee) are entitled to collectively designate two individuals for nomination to stand for election to the Board. The Restated Stockholders Agreement permits, subject to certain conditions described below, Doubletree together with the DeBoer/Fix Holders to designate the remaining independent directors for nomination to stand for election to the Board and to designate the president of the Issuer for nomination to stand for election to the Board. Each of the parties to the Restated Stockholders Agreement have agreed to vote all of its Preferred Stock, all of the Common Stock issued upon conversion of Preferred Stock or the Warrants, excluding any shares sold in a Public Sale (as defined) and all Subject Stock (as defined), in favor of the individuals nominated to the Board by the other parties to the Restated Stockholders Agreement.

                Except as set forth above with respect to their agreement to vote their shares in favor of the designated nominees to the Board, the Parties to the Restated Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

                The rights and obligations of the Preferred Stockholders under the Restated Stockholders Agreement shall terminate as follows: (a) in the case of the Series A Preferred Stockholders, upon failure of all Series A Preferred Stockholders to collectively hold, beneficially or of record, at least 20% of the Series A Preferred Stock or Common Stock equivalents purchased in the Series A Preferred Offering; (b) in the case of the Series B Preferred Stockholders, upon failure of all Series B Preferred Stockholders to collectively hold, beneficially or of record, at least 20% of the Series B Preferred Stock or Common Stock equivalents purchased in the Series B Preferred Offering; or (c) in the case of any Preferred Stockholder, on the date that the Common Stock resulting from the conversion of Preferred Stock held by such Preferred Stockholder into Common Stock have been sold pursuant to an effective registration statement in accordance with the rules and regulations of the Securities and Exchange Commission or a sale pursuant to Rule 144 thereof. In addition, the rights and obligations of any of OGFII, Desai or Pecks under the Restated Stockholders Agreement terminate if such entity holds, beneficially or of record, less than 20% of the Series A Preferred Stock or Common Stock equivalents purchased by such entity in the Series A Preferred Stock Offering. The rights and obligations of Doubletree and the DeBoer/Fix Holders under the Restated Stockholders Agreement as to their Common Stock terminate upon both the failure of such holders or their permitted transferees, collectively, to hold, beneficially or of record, at least 20% of the outstanding voting interests of the Issuer, and the termination of the rights of the Series A Preferred Stockholders and the Series B Preferred Stockholders pursuant to clauses (a) and (b) of this paragraph.

                There are currently nine directors on the Board with three vacancies. Pursuant to the terms of the Restated Stockholders Agreement, Doubletree and the DeBoer/Fix Holders are entitled to nominate the persons to fill two of these vacancies and Desai is entitled to nominate the person to fill the remaining vacancy.

                Pursuant to the Certificates of Designation, the Preferred Stockholders are entitled, upon the failure of the Company to redeem the Preferred Stock in accordance with the mandatory redemption provisions of the Certificates of Designations, to receive warrants to purchase additional Common Stock upon certain terms and conditions. In addition, if the Company grants, issues or sells any rights or options to purchase stock, warrants or other property ("Purchase Rights") pro rata to the holders of Common Stock, the Preferred Stockholders are entitled to a right, at their option, either to have the conversion price of their Preferred Stock adjusted or to acquire such Purchase Rights as they could have acquired if they held the number of Common Stock issuable upon conversion of the Preferred Stock held by them immediately prior to the time the Company granted, issued or sold such Purchase Rights.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:

                The following table sets forth as of September 30, 1998 the name of each Reporting Person, the aggregate number of shares of Common Stock beneficially owned by each such Reporting Person, and the percentage of the Common Stock beneficially owned by each such Reporting Person, in each case, after giving effect to the conversion of the Issuer's Series A Preferred Stock, Series B Preferred Stock and Warrants into Common Stock.

                                       EQUITY          PERCENT OF EQUITY       EQUITY          PERCENTAGE OF
                                     SECURITIES           SECURITIES          SECURITIES      EQUITY-SECURITIES
                                    BENEFICIALLY         BENEFICIALLY        BENEFICIALLY      BENEFICIALLY
                                       OWNED                OWNED               OWNED              OWNED
                                     EXCLUDING            EXCLUDING           INCLUDING          INCLUDING
                                   OWNERSHIP VIA          OWNERSHIP           OWNERSHIP          OWNERSHIP
                                      RESTATED           VIA RESTATED        VIA RESTATED       VIA RESTATED
                                    STOCKHOLDERS         STOCKHOLDERS        STOCKHOLDERS       STOCKHOLDERS
REPORTING PERSON                 AGREEMENT(1)(2)(3)    (AGREEMENT(1)(2)     AGREEMENT(1)(4)    AGREEMENT(1)(4)
----------------                 ------------------    ----------------     ---------------    ---------------
  Olympus Executive Fund, L.P.           16,076               *               16,661,640              80.7%
  Olympus Growth Fund II, L.P.        1,590,412              7.7%             16,661,640              80.7

-------------------
 *   Indicates less than 1%.

(1) Gives effect to the conversion of the Issuer's Series A Preferred Stock, Series B Preferred Stock and Warrants into Common Stock. After giving effect to such conversion, the total number of outstanding Common Stock is 20,624,157.

(2) Excludes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Restated Stockholders Agreement.

(3) Includes 100 shares of Series A Preferred Stock exercisable for 10,526 shares of Common, 49 shares of Series B Preferred Stock exercisable for 5,158 shares of Common Stock, and Warrants exercisable for 392 shares of Common Stock held by OEF. Includes 9,900 shares of Series A Preferred Stock exercisable for 1,042,105 shares of Common, 4,841 shares of Series B Preferred Stock exercisable for 509,579 shares of Common Stock, and Warrants exercisable for 38,728 shares of Common Stock held by OGFII.

(4) Includes all securities that the Reporting Person may be deemed to beneficially own solely through its execution of the Restated Stockholders Agreement. Each Reporting Person is a party to the Restated Stockholders Agreement and therefore may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of all equity securities of the Issuer beneficially owned by all other parties to the Restated Stockholders Agreement. The Reporting Persons are unaware of all of the holdings of the parties to the Restated Stockholders Agreement that are not Reporting Persons and have thus included only the Preferred Stock issued to such other parties in the Preferred Stock Offering. The Reporting Persons disclaim beneficial ownership of the listed shares except to the extent that they have a pecuniary interest therein.

                See the response to Items 5(a) above, and numbers 7-11 and 13 set forth on the cover pages hereto, for information with respect to each Reporting Person regarding the number of equity securities of the Issuer to which this Schedule 13D relates as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct disposition, or shared power to dispose or to direct the disposition.

                Except as described in Item 4 with respect to their agreement to vote their shares in favor of the designated nominees to the Board, the parties to the Restated Stockholders Agreement retain voting power as to all other matters that may be subject to the vote of stockholders from time to time.

               Item 5(c) is hereby amended by the insertion of the following at the end thereof:

                OEF acquired 35 shares of Series B Preferred Stock and Warrants to purchase 280 shares of Common Stock on July 13, 1998 for a purchase price of $35,000, and 14 shares of Series B Preferred Stock and Warrants to purchase 112 shares of Common Stock on August 3, 1998 for a purchase price of $14,000.

                OGFII acquired 3,465 shares of Series B Preferred Stock and Warrants to purchase 27,720 shares of Common Stock on July 13, 1998 for a purchase price of $3,465,000, and 1,376 shares of Series B Preferred Stock and Warrants to purchase 11,008 shares of Common Stock on August 3, 1998 for a purchase price of $1,376,000.

                The Reporting Persons have not effected any transaction in the Preferred or Common Stock of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended by the deletion of the first and second paragraphs and the insertion of the following in lieu thereof, effective as of July 10, 1998:

                The Reporting Persons are parties to the Restated Stockholders Agreement which replaced in its entirety the Previous Stockholders Agreement. (See Item 4.)

                The Reporting Persons, the Issuer and the other Preferred Stockholders have also entered into an Amended and Restated Registration Rights Agreement dated July 10, 1998 (the "Restated Registration Rights Agreement"). The Restated Registration Rights Agreement terminates that certain Registration Rights Agreement dated September 22, 1997 among the Issuer, the Reporting

        Persons and the other Preferred Stockholders. Pursuant to the terms of the Restated Registration Rights Agreement, the Reporting Persons have two demand registration rights under which they may require (subject to certain limitations) the Issuer to register under the Securities Act of 1933, as amended, certain shares of Common Stock owed by the parties. The Issuer is not required to file a registration statement upon exercise of these demand registration rights within 180 days following any underwritten public offering of Common Stock or securities, convertible into or exercisable or exchangeable for Common Stock. The Issuer is also obligated to allow the parties to participate in underwritten offerings originated by the Issuer, subject to certain limitations. All expenses of any registration relating to securities as provided in the Registration Rights Agreement (other than underwriting discounts and commissions and fees and expenses of counsel for selling stockholders) are to be borne by the Issuer.

                The Certificates of Designation provide the Preferred Stockholders with certain rights as described above in Items 1 through 4.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended by the insertion of the following:

        Exhibit F:  Amended and Restated Stockholders Agreement dated July 10,
                    1998.*

        Exhibit G:  Amended and Restated Registration Rights Agreement dated
                    July 10, 1998.*

        Exhibit H:  Certificate of Designation, Preferences and Relative,
                    Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc. dated as of July 13, 1998.*

        Exhibit I:  Form of Warrant.*


------------------
* Incorporated by reference to the Company's Current Report on Form 8-K filed on August 10, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 1998

                                        OLYMPUS GROWTH FUND II, L.P.


                                        By: OGP II, L.P., its General Partner

                                            By: RSM, L.L.C., its General Partner

                                            By: /s/ ROBERT S. MORRIS
                                                --------------------------------
                                                Name: Robert S. Morris
                                                Title: Managing Member


                                        OLYMPUS EXECUTIVE FUND, L.P.


                                        By: OEF, L.P., its General Partner

                                            By: RSM Corporation, its
                                                General Partner

                                            By: /s/ ROBERT S. MORRIS
                                                --------------------------------
                                                Name: Robert S. Morris
                                                Title: Managing Member

                                  EXHIBIT INDEX


Exhibit F:  Amended and Restated Stockholders Agreement dated July 10, 1998.*

Exhibit G:  Amended and Restated Registration Rights Agreement dated July 10,
            1998.*

Exhibit H:  Certificate of Designation, Preferences and Relative, Participating,
            Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc. dated as of July 13, 1998.*

Exhibit I:  Form of Warrant.*

--------------
* Incorporated by reference to the Company's Current Report on Form 8-K filed on August 10, 1998.

                                   SCHEDULE I

              OTHER PARTIES TO THE RESTATED STOCKHOLDERS AGREEMENT

Candlewood Hotel Company, Inc.

Doubletree Corporation

Warren D. Fix Family Partnership, L.P.

Jack P. DeBoer

Alexander DeBoer Trust dated March 14 ,1995

Christopher Scott DeBoer Trust date March 14, 1995

Morgan Guaranty Trust Company of New York, as Trustee of the Commingled Pension Trust Fund
(Multi-Market Special Investment Fund II) of
Morgan Guaranty Trust Company of New York

Morgan Guaranty Trust Company of New York, as Trustee of the Multi-Market Special Investment
Trust Fund of Morgan Guaranty Trust Company of New York

Morgan Guaranty Trust Company of New York, as Investment Manager and Agent for the Alfred P.
Sloan Foundation (Multi-Market Account)

Chase Venture Capital Associates, L.P.

Private Equity Investors III, L.P.

Equity-Linked Investors-II

LNR Candlewood Holdings, Inc.

Delaware State Employees' Retirement Funds

Declaration of Trust for the Defined Benefit Plan of Zeneca Holdings Inc.

Declaration of Trust for the Defined Benefit Plan of ICI American Holdings Inc.

J.W. McConnell Family Trust

Advance Capital Partners, L.P.

Advance Capital Offshore Partners, L.P.

Allied Capital Corporation

Allied Capital Corporation II

The FFJ 1997 Nominee Trust

The Mutual Life Insurance Company of New York

J. Romeo & Co.

Harbor Investments Ltd.

Strong Special Investment Limited Partnership

Strong Quest Limited Partnership